[redacted]

SECURITI 13011973 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 03 2013
Washington DC
405

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SEC FILE NUMBER
8-38717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northgate Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14505 Torrey Chase Blvd., Suite 111
(No. and Street)

Houston	Texas	77014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 4/9

OATH OR AFFIRMATION

I, Duncan Wine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Northgate Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON TRAN
My Commission Expires
September 6, 2015

Signature

PRESIDENT + CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NORTHGATE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2012

NORTHGATE SECURITIES, INC.

CONTENTS

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Northgate Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Northgate Securities, Inc. as of December 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northgate Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
March 28, 2013

NORTHGATE SECURITIES, INC.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash and cash equivalents	$ 1,835
Receivable from broker-dealers and clearing organizations	30,094
Other assets	7,495
	$ 39,424

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 27,362
	27,362
Stockholders' equity	
Common stock	100
Additional paid-in capital	849,151
Retained earnings (deficit)	(837,189)
Total stockholders' equity	12,062
	$ 39,424

The accompanying notes are an integral part of these financial statements.

NORTHGATE SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2012

Revenues	
Securities commissions	$ 15,523
Interest income	391
Other income	120
	16,034
Expenses	
Compensation and benefits	7,300
Commissions and clearance paid to all other brokers	1,824
Communications	882
Occupancy and equipment costs	7,700
Regulatory fees and expenses	16,516
Other expenses	8,542
	42,764
Loss before income tax expense	(26,730)
Income tax expense	-0-
Net loss	$ (26,730)

The accompanying notes are an integral part of these financial statements.

NORTHGATE SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2012

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2011	1,000,000	$ 100	$ 842,165	$ (810,459)	$ 31,806
Capital contributions			6,986		6,986
Net loss				(26,730)	(26,730)
Balances at December 31, 2012	1,000,000	$ 100	$ 849,151	$ (837,189)	$ 12,062

The accompanying notes are an integral part of these financial statements.

NORTHGATE SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2012

Balance at December 31, 2011	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2012	$	-0-

The accompanying notes are an integral part of these financial statements.

NORTHGATE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities	
Net loss	$ (26,730)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	9,601
Decrease in other assets	542
Increase in accounts payable	11,436
Net cash provided (used) by operating activities	(5,151)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital contributions	6,986
Net cash provided (used) by financing activities	6,986
Net increase (decrease) in cash	1,835
Cash at beginning of year	-0-
Cash at end of year	$ 1,835

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

NORTHGATE SECURITIES, INC.
Notes to Financial Statements
December 31, 2012

Note 1 - Summary of Significant Accounting Policies

Northgate Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Vintage Holding Corp. ("Vintage") ("Parent"). Substantially all of the Company's business is conducted with customers located in the United States.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

Revenue from consulting is recognized when services are provided. Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Based on a FINRA examination, the Company may have had net capital violations during the year related to certain expenses paid or owed by Vintage. At December 31, 2012, the Company had net capital of approximately $4,567 and net capital requirements of $5,000. The Company's ratio of aggregated indebtedness to net capital was 6 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1. See Note 10 regarding subsequent Capital Contribution.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Capital Stock

The Company has the authority to issue 50,000,000 shares of $0.0001 par value common stock, of which 1,000,000 shares are issued and outstanding.

In addition, the Company shall also be authorized to issue 20,000 preferred shares without par value. The Company's Board of Directors shall have authority to divide such preferred shares into series; to set the stated value of each series; and to fix and determine the relative rights and preferences thereof, including the rate of dividends, the price and terms and conditions on which these preferred shares may be redeemed, the amount payable for these preferred shares in the event of voluntary or involuntary liquidation, the amount payable for shares in the event of voluntary liquidation, sinking fund provisions for redemption or purchase of these preferred shares, the terms and conditions upon which these preferred shares may be converted if the shares of any series may be permitted to vary now or hereafter by the Texas Business Corporation Act.

Note 5 - Related Party Transaction

Vintage has agreed to furnish management services, office space, and various general and administrative expenses to the Company.

The Company paid Vintage $3,950 for rent and other services for the year ended December 31, 2012. Vintage paid the Company $-0- for expenses or services provided in its behalf.

The Company and Vintage are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 6 - Federal Income Taxes

The Company is included in the consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Financial Accounting Standards Board Accounting Standards Codification 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company's income is included in the consolidated income tax return of Vintage. The Company at December 31, 2012, has net operating losses of approximately $672,979 which can be carried forward to offset future taxable income. This net operating loss carryforward expires as follows:

Year Ended December 31,	Amount
2017	$ 73,560
2018	115,009
2021	165,322
2022	33,192
2023	42,991
2025	59,407
2028	10,276
2029	18,248
2030	113,867
2031	14,378
2032	26,730
	$ 672,980

The tax benefit of $223,424 from the net operating loss carryforward of $672,980 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset December 31, 2011	Current Period Changes	Deferred Tax Asset December 31, 2012
Federal	$ 214,337	$ 9,087	$ 223,424
Valuation allowance	(214,337)	(9,087)	(223,424)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessments arise.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 7 - Pension Plan

The Company has a SAR-SEP pension plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors. During the year ended December 31, 2012, the Company made no contributions to the plan.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2012, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 9 - Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. Management has received certain assurances from the owners of Vintage that those owners intend to contribute additional capital as needed to fund the operations of the Company.

Note 10 - Subsequent Events

On March 13th through 18th, 2013 the Company received capital contributions in the amount of $10,000.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2012

Schedule I

NORTHGATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 12,062
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	12,062
Deductions and/or charges:	
Non-allowable assets:	
Other assets	(7,495)
Net capital	$ 4,567

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 27,362
Total aggregate indebtedness	$ 27,362

Schedule I (continued)

NORTHGATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,825
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital below the required minimum	$ (433)
Excess net capital at 1000%	$ 1,831
Ratio: Aggregate indebtedness to net capital	6 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation of net capital are as follows:

Net capital per Company's unaudited Focus II A	$ 12,262
Increase in accounts payable	(7,695)
Net capital per audited report	$ 4,567

Schedule II

NORTHGATE SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2012

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Northgate Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Northgate Securities, Inc. (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However we identified certain significant deficiencies and communicated them in writing to management and those charged with governance on March 28, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 28, 2013